Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

June 14, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Telemynd, Inc. Registration Statement on form 10-12B Filed May 22, 2019 CIK No. 0001771077

Dear Mr. Killoy:

On behalf of our client, Telemynd, Inc. (the “Company” or the “Registrant”), we are filing Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10-12B filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (as amended, the “Registration Statement”). The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated May 30, 2019 (the “Comment Letter”). Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Registration Statement on Form 10 filed May 22, 2019

Explanatory Note, page 2

1.	We note the revised disclosure in response to comment 1. However, pursuant to Section 12(d) of the Exchange Act, the registration statement will become effective 30 days after the Commission receives certification of approval of the company's listing from the exchange, or accelerated at the request of the company or the exchange. Accordingly, please revise.

Response: Please be advised that the Registrant has determined to register their common stock under Section 12(g) instead of Section 12(b) and has made revisions to this Section to reflect effectiveness in accordance with Section 12(g)(1) of the Exchange Act and has made corresponding revisions to reflect this in both the Form 10 Registration Statement and Information Statement attached as Exhibit 99.1.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy June 14, 2019 Page 2	dentons.com

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment. You can contact the undersigned at (213) 243-6105 or Jeffrey Baumel at (973) 912-7189. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney
Counsel
Dentons US LLP

cc:	Patrick Herguth

Chief Executive Officer

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成